April 12, 2005

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re:  Brampton Crest International, Inc.

     Form 10 - SB-12G:
     GENERAL FORM FOR REGISTRATION OF SECURITIES
     FOR SMALL BUSINESS ISSUERS


     File No. 000-51207
     Attn: Matt Franker ; Lesli Sheppard; Pamela A. Long:
     Scott Watkinson; Rufus Decker

Ladies and Gentlemen:

Brampton Crest International, Inc., a Nevada corporation (the "Company"), hereby files its Form 10-SB-12G, Amendment Number Two; General Form for Registration of Securities for Small Business Issuers (the "Form 10-SB" filed with the Securities and Exchange Commission (the "Commission" on March 17, 2005) and responds to your comments in your letter dated May __, 2005. In addition, please find three redline copies of the filing and three redline copies of the filing.

General
-------

1. We note your response to comment 1 in our prior letter. Please state affirmatively that you do not believe you are a blank cheek company. Otherwise, disclose under an appropriately titled heading the fact that you are a blank check company and the consequences of being a blank check company. It appears that in light of your relatively limited operations, your primary purpose may be to effect a business combination with another company, in which case your business plan would appear to possess a degree of uncertainty commonly associated with a "blank check" company. Please state in your document whether your primary business purpose enter into a business combination with another entity.

We do not believe we are a blank check company.

We have noted this comment and have revised the disclosure to include the following:

      The Company's primary business purpose is to implement its business plan.

As of May12, 2005 the Company's sales approximate $2,760.00.


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Brampton Crest has begun marketing a new medical grade sunless tanner called
Lyphazome Inside Tan product. The product is manufactured by Dermazone solutions based in Florida and will be purchased through the sub-distributor agreement with RX USA Marketing. Management believes that the product is competitive in that it uses a time released technology and delivery system that tans the skin from the inside out rather than just at the surface like other tanners. Management believes the selling features include a long lasting natural golden looking tan without scaling or drying regardless of skin type or exposing one self to harmful UVA and UVB rays that cause skin cancer and aging. The formula is pleasant smelling and contains natural moisturizers allowing for deep long lasting hydration along with the active tanning ingredients, ensuring both soft, silky skin and even tanning coverage. Management will be marketing the product as a "two-in-one" formula. The key ingredients are Lecithin, Shea butter, Sesame Seed oil, Glycerin, Lyphazomes, DHA and Euythrulose. This is a full body as well as a facial product. The retail price will be $26 for a 6 ounce bottle. Initially, Lyphazome Inside Tan product will be marketed to dermatologists, plastic surgeons and spas mainly in the Florida market. After penetrating this market, Brampton will move on to other states and work with other distributors to grow sales. No governmental approval is needed for the Lyphazome Inside Tan product.

Business, page 6
----------------

2. We note your response to our prior comment 4. Please tell us supplementally where you made this statement in your document. Otherwise, please revise to state in your document that there is no need for any government approval of your principal products or services.

We have noted this comment and revised the disclosure to confirm that there is no need for any government approval of our principal products or services. This disclosure is found on page 9 after the description of our products.

Products. Marketing, and Sales. page 8
--------------------------------------

3. We note your supplemental response to comment 6 in our letter dated April 5, 2005. Please revise your document to include this response.

We have noted this comment and revised the disclosure to include the following:

As of May12, 2005, the Company's sales approximate $2,760.00.

4. We note your revised disclosure that you intend to "purchase and market additional cosmetic and pharmaceutical products" in 2005. Have you identified these products or entered into any agreements concerning new products? Please confirm and update your disclosures as necessary. Yes we have identified and new product and no we have not entered into any new agreements.


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We have noted this comment and revised the disclosure to include the following:

Brampton Crest has begun marketing a new medical grade sunless tanner called Lyphazome Inside Tan product. The product is manufactured by Dermazone solutions based in Florida and will be purchased through the existing sub-distributor agreement with RX USA Marketing. Intitally, Lyphazome Inside Tan product will be marketed to dermatologists, plastic surgeons and Spas mainly in the Florida market. After penetrating this market Brampton will move on to other states and work with other distributors to grow sales. No governmental approval is needed for the Lyphazome Inside Tan product.

Competition, page 10
--------------------

5. We note your statement that you intend to market a product that uses a "propriety process of Lymphazome encapsulates." Do you mean a product that utilizes a "proprietary" process? If so, revise your disclosure to clarify that you do not own the proprietary rights to this process.

We have noted this comment and revised the disclosure to indicate that the Company does not own the proprietary rights to this process.

Risks Related to Our Stock, page 15
-----------------------------------
Once a market is established. . . page 16
-----------------------------------------

6. We note your statement "a sale of shares under this offering." Please revise this risk factor, as your document registers a class of securities, not a transaction.

We have noted this comment and revised the disclosure to indicate that the sale would be of "shares underlying the warrants".

7. We note your response to comment 13 in our prior letter on page 16. Your new risk factor appears to repeat disclosure on page 17. Please revise your document to consolidate this information.

We have noted this comment and revised the disclosure to condense the risk factors.


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Management's Discussion and Analysis, page 18
---------------------------------------------

8. We note that your response to comment 14 of our prior letter does not appear in your document. Revise your disclosure to include this information.

We have noted this comment and revised the disclosure to include the following:

With the March 1, 2005 agreement with RX USA Marketing, the Company intended to initially market and sell a line of non-prescription skin care products along with a motorized scrubbing and cleaning system. After further consideration, the Company feels that its focus should be on the sale of the non-prescription skin care line by Dermazone and wants to de-emphasize the micro-dermabrasion devices. After selling the 1000 units in inventory, the Company will discontinue any further sales and marketing of this product altogether.

Capital Stock. page 27

9. We note your supplemental response to comment 17. Please explain to us supplementally how you arrived at 51,518,649 shares of common stock outstanding as of March 11, 2005 when your Statement of Stockholders' Equity shows 49,752,648 outstanding at December 31, 2004 and you only disclose one other transaction since that date, involving 1,666,000 shares.

The difference in the number of shares is 100,001.

One share was issued in lieu of a fractional share after the share exchange.

We have noted this comment and revised the disclosure to include the following with regard to the additional 100,000 shares:

During 2003, a lawsuit was filed on behalf of the participants involved in a September 2001 private placement offering. The suit alleges that the Company received $100,000 from various third parties in consideration for 500,000 pre-split shares of common stock. The plaintiffs claim that the shares were never received. In September 2004, the matter was voluntarily dismissed without prejudice by the Plaintiffs. On March 10, 2005, the Company issued the 100,000 shares of common stock that were in dispute, satisfying any potential future claim by the Plaintiffs, specifically to Joseph Rhea Cote (10,000) WLK Investments (2,500), Meric Corporation (2,500), Jean Nine Gurien (5,000), Benil Financial Ltd. (5,000), Ryan & Company (25,000), Benil Financial Limited (50,000) . Management came to the conclusion that a fair and proper settlement with the Plaintiffs were to issue shares against the investment made by the Plaintiffs. Managements' decision as to the number of shares was based on the amount of shares requested as a remedy in the initial complaint, the additional costs alleged by the Plaintiffs, and the likely costs of protracted litigation.


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10. Please delete the phrase "qualified in its entirety" in the first paragraph under the subheading "Description of Securities." Item 202 of Regulation S-B does not require a summary, so this qualification is unnecessary.

We have noted this comment and revised the disclosure to delete the phrase "qualified in its entirety".

Share Purchase Warrants. page 28
--------------------------------

11. If true, revise your disclosure to clarify that the warrants granted in your November 1, 2004 and January 11, 2005 private placement transactions are immediately exercisable.

We have noted this comment and revised the disclosure to show that the warrants granted in your November 1, 2004 and January 11, 2005 private placement transactions are immediately exercisable.

Reports to Stockholders. page 29

12. We note your disclosure that you intend to comply with the reporting requirements of the Securities Exchange Act. Please note that upon effectiveness of this Form 10-SB, you will be required to comply with all Exchange Act requirements for reporting companies, including furnishing annual reports with financial statements audited by an independent public accountant and periodic reports containing interim financial statements that have been reviewed by an independent public accountant. See Securities Exchange Act ss. 13(a); Exchange Act Rule 13a-1; Exchange Act Rule 13a-13; see also Form 10-QSB, Item 1; Regulation S-B, Item 310(b).

We have noted this comment and revised the disclosure to state we will comply with the reporting requirements of the Securities Exchange Act.

Recent Sales of Unregistered Securities, page 35

13. Revise your disclosure to name the individual to whom you sold 50,000 shares of common stock at a price of $1.976 per share in January and March 2002 and to whom the shares were issued on November 24, 2004. See Regulation S-B, Item 701(b).
..
We have noted this comment and revised the disclosure to include the names and amounts received from the shares issued on November 24, 2004 and the name of the investors from January and March 2002.

Financial Statements

14. Your restatement makes it necessary that you:


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      a. Comply with paragraphs 13, 36 & 37 of APB 20 related to the correction of an error in previously issued financial statements.

      b. Obtain a revised auditor's report consistent with AU 420.12 containing an explanatory paragraph.

      c. Label the financial statements as restated.

A.) We have revised the financial Statements to comply with paragraphs 13, 36 & 37 of APB 20 related to the correction error in previously issued financial statements.

B.) We have revised the auditors report consistent with AU 420.12 containing an explanatory paragraph.

C.) We revised the financial statement as restated.

Note I -- Summary of Significant Accounting Policies.
-----------------------------------------------------
Goodwill, page F-8
------------------

15. Please provide us with additional information to help us understand the appropriateness of your conclusion that the recorded goodwill was not impaired as of December 31, 2004. Please refer to SFAS 142.

We assessed the value of the Goodwill based upon the implied value of the Company at December 31, 2004. During December 2004 and January, 2005, the Company sold 8,334,000 and 1,666,000 units (total of 10,000,000 units) for $0.15 cents per unit. Each unit consisted of 1 share of common stock and 1 warrant to purchase 1 share of common stock at $O.O0l per share.

We used approximately $0.075 per share as the value of the common stock, based upon our Black-Scholes Calculation the other 50% or $.075 price is allocated to the warrant) multiplied by the total sharea issued at December 31, 2004 of 49,752448 shares, gives you an implied value of the Company of $3.73 1,449 which is well in excess of the $422,227 Goodwill value.

The Company hereby acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,


/s/ J. Rod Martin

J. Rod Martin
President


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